Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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October 24, 2013

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn: Linda Cvrkel

Re:          Nordic American Tankers Limited
Form 20-F for the year ended December 31, 2012
Filed March 19, 2013
File No. 001-13944

Dear Ms. Cvrkel:

On behalf of Nordic American Tankers Limited (the "Company"), we submit this response to your letter dated October 3, 2013, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012 and two reports filed on Form 6-K filed on May 15, 2013 and August 13, 2013, respectively.

Form 20-F

Item 5. Operating and Financial Review and Prospects, page 33

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 34
Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 36

1.
We note that you have presented what is essentially a non-GAAP income statement on pages 34 and 36 of MD&A as the table on these pages includes the non-GAAP measure "net voyage revenues." As outlined in Question 102.10 of

Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
October 24, 2013

the CD&I's maintained on the Commission's website, the presentation of a full non-GAAP income statement may place undue emphasis on the non-GAAP information and is therefore not considered appropriate. Furthermore, if you wish to present and discuss the non-GAAP measure net voyage revenues in MD&A, we believe the most comparable GAAP measure, gross voyage revenues, should be presented and discussed on a more prominent basis than the related non-GAAP measure pursuant to the guidance outlined in Item 10(e) of Regulation S-K. Please confirm that you will revise future filings accordingly. Refer to the guidance outlined in the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

After reconsideration of the guidance referred to by the SEC, including Question 102.10 of the CD&I, the Company advises the Staff that, in future filings, the Company will delete the line item "Net Voyage Revenues" from the table included in Item 5.A on pages 34 and 36 of the Company's 2012 Annual Report on Form 20-F.

Management believes it is meaningful to present investors with a consistent and transparent reconciliation of the identical non-GAAP measures "Net Voyage Revenue" and "Total TCE revenue" to "Voyage Revenue" and "Voyage Expenses", and to include a discussion on the non-GAAP measures, as this gives comparability to other companies in the same business that may employ their ships on time or bareboat charters.

To discuss the GAAP measure "Voyage Revenues" on a more prominent basis than the related non-GAAP measure "Net Voyage Revenues", the Company will, in future filings, adapt its discussion of the year to year changes within Item 5.A of the MD&A to focus on the four key drivers in the development of "voyage revenues":

-	Changes in the type of vessel employment

-	Whether the employment is accounted for on a net or gross basis

-	The number of TCE days

-	The change in the TCE Rate achieved

We believe all these effects were included in the Company's 2012 Annual Report on Form 20-F, but in various sections, and will prospectively seek to refer to or include this information more clearly when discussing changes in "voyage revenues" under Item 5.A .

Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
October 24, 2013

Operating and Financial Review and Prospects, page 33  Critical Accounting Estimates, page 41

Vessel Impairment, page 43

2.
We note from the disclosure on page 43 of MD&A that in preparing its impairment analysis for its vessels, the company estimates the daily time charter equivalent for the remaining operating days based on the most recent fifteen year historical average for similar vessels and utilizing available market data for spot market rates over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, expected outflows for vessels' maintenance and vessel operating expenditures. As time charter rates are volatile in nature and are currently at relatively low levels as compared to those earned in past periods, please revise your discussion in the critical accounting policies section of MD&A to include a sensitivity analysis explaining how your impairment analysis for your vessels would be impacted in the event the company utilized the one year and five year average daily time charter equivalent rates in preparing its impairment analysis for its vessels.

The Company confirms that it will revise the critical accounting policies section of the MD&A in future filings to include a sensitivity analysis explaining how the impairment analysis for the vessels would be impacted in the event the Company utilized the one year and five year average daily time charter equivalent rates in preparing the impairment analysis for the vessels.

Below is an example of the additional disclosure to be included in response to the Staff's Comment. It will be included prospectively  in the section "The Total Fleet – Comparison of Carrying Value versus Market Value"  as displayed on page 44 of the Company's 2012 Annual Report on Form 20-F:
"
	Rates used (1)				Actual rates (3)
($ per day)	First year	Second year	Thereafter	Break even rate (2)	2012	2008-2012
NAT Fleet	13,386	15,277	29,904	27,849	13,486	25,980

1.
The Company uses average estimated day rates provided by Marex Spectron for the first and second year, and the average 15 year Suezmax Earnings Trend from Clarkson adjusted for average achieved TCE rate for NAT.

2.	The break even rate is the lowest rate used instead of the rates described in (1), which would result in the undiscounted cash flow not recovering the book value.
3.	Actual rates are the trailing average day rate achieved by NAT for 2012 and the five year period 2008 to 2012.

If trailing five year average historical rates had been used in the cash flow forecast, the carrying value of 5 of the Company's vessels would have been impaired. Using the trailing one year average rates in the cash flow forecast, would have resulted in the carrying value for each of the Company's 20 vessels not being recovered.

"

Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
October 24, 2013

Form 6-K filed May 15, 2013

Financial Information

3.
We note the disclosure in your report on Form 6-K which indicates that your acquisition of the Manager was accounted for using the acquisition method based on settlement gain or loss on pre-existing relationship and fair value of the assets and liabilities of Scandic. We also note that because of US GAAP rules, you were required to take a $5 million charge to your first quarter 2013 results of operations. Please explain to us in further detail and in the notes to your financial statements how you accounted for this acquisition transaction in your financial statements during the first quarter of 2013 and provide us with the allocation of the purchase price to the net assets acquired. Also, please tell us and explain in the notes to your financial statements how you calculated or determined the $5.0 million charge recognized for the settlement of the pre-existing relationship with the Scandic. Your response should also explain how your determination of this charge complied with the guidance outlined in ASC 805-10-55-21 through 24.

Below is the draft of the provisional footnote that the Company plans to include in future filings related to the purchase of Scandic American Shipping Ltd (the "Manager"):

"The Company acquired the Manager effective January 10, 2013. From the time of acquisition, all intercompany balances and transactions have been eliminated.

The acquisition was accounted for using the acquisition method. The purchase price allocation was prepared by the management, and in doing so, it relied in part upon a valuation report of the third party expert. The following summarizes the purchase price allocation and the fair values of the assets and liabilities.

Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
October 24, 2013

Amounts in $m	As of January 10, 2013
ASSETS
Cash and cash equivalents	0.4
Assets held for sale	6.6
Other current assets	2.4
Furniture, fixture and equipment	1.0
Other non-current assets	0.2
Total assets acquired	10.6
LIABILITIES
Accounts payable	0.2
Tax payable	0.2
Other current liabilities	0.9
Total liabilities assumed	1.3
Net assets acquired	9.3

Cash consideration	8.0
Common shares issued	18.1
Payable to the seller	7.2
Total consideration	33.3
Fair value of net assets acquired	9.3
Difference	24.0
Settlement loss	5.0
Goodwill recognized	19.0

Assembled workforce was identified. However as ASC 805 precludes recognition of workforce as a separate intangible asset workforce value is included in Goodwill recognized.

The settlement loss of $5.0 million relates to a pre-existing contractual relationship between the acquirer and acquiree, and is recognized in accordance with ASC 805-10-55-21. (end of note) "

To enable the Company to measure the gain or loss related to the preexisting contractual relationship between the parties, in compliance with ASC 805-10-55-21, the analysis prepared by the specialists included a valuation of the fair value of comparable benchmarked market based contracts and the fair value of the Management agreement.

Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
October 24, 2013

Given the uncertainty in estimating these fair values, the valuation report concluded that the Management agreement was favorable to the Company in the range of $1.0 and $9.0 million. The Company has based its considerations on the report from the third party, and accepts the responsibility for the valuation. In the absence of factors making one part of the range more probable, the Company considered it the best estimate to be in the middle of the range and recognized a loss of 5.0 million USD during the first quarter of 2013.

In respect of ASC 805-10-55-24 there is no contingent consideration related to the acquisition.

4.
In a related matter, we note from the disclosure included in Note 21 to the company's financial statements included in the Annual Report on Form 20-F for 2012 that on January 10, 2013, the Board of Directors amended the vesting requirements for 174,000 shares allocated to the manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted. Please tell us and explain in the notes to your financial statements whether this modification to the vesting of the restricted shares issued to the Manager resulted in a charge to expense in your financial statements. If not, please explain why.

The Company advises the Staff that in future filings the Company will include the following as part of its disclosure about the 2011 Equity Incentive Plan:

"In 2013 the Board of Directors amended the vesting requirements for the 174,000 shares allocated to the Manager under the 2011 Equity Incentive Plan and the vesting requirements were lifted. This resulted in $1.1 million being charged to General and Administrative expense in the first quarter of 2013."

Linda Cvrkel
Securities and Exchange Commission
Division of Corporation Finance
October 24, 2013

Form 6-K filed August 13, 2013

5.
We note from your Report on Form 6-K filed on August 13, 2013 that the company experienced significant declines in its revenues for both the second quarter and six months ended June 30, 2013 as compared to the comparable periods of the prior year as well as in comparison to the first quarter of 2013. We also note from the disclosure in your Form 6-K that spot rates achieved for the second quarter of 2013 were weaker than in the first quarter of 2013. Please tell us whether you considered these declining revenues and spot market rates to be potential indicators of impairment for your vessels during the second quarter of 2013 and provide us with the results of any interim impairment analysis that was completed. To the extent that you did not perform an interim impairment analysis with respect to your vessels, please explain in detail why you did not believe this was required pursuant to the guidance outlined in ASC 360-10-35-21.

The Company believes declines in charter rates and other market deterioration to be indicators of impairment as described on page 4 in the "Risk Factors" section of its Annual Report on Form 20-F.

As a result, the Company performed an impairment review as of June 30, 2013 for all vessels. The analysis was performed using the same principles for estimating undiscounted cash flows as described in "Impairment of Long-Lived Assets" under the "Summary of Significant Accounting Policies" section of the 2012 Annual Report on Form 20-F and in correspondence forwarded to the Staff on July 20, 2011.

The impairment analysis does not result in an impairment charge as of June 30, 2013 under the assumptions in the impairment analysis.

************************

If you have any questions or comments to the foregoing, please feel free to telephone the undersigned or Evan Preponis at (212) 574-1438

Sincerely,

/s/ Gary Wolfe
Gary J. Wolfe

cc:           Heather Clark
Division of Corporation Finance
Securities and Exchange Commission

Herbjørn Hansson
Chairman and Chief Executive Officer
Nordic American Tankers Limited

NORDIC AMERICAN TANKERS LIMITED
LOM Building, 27 Reid Street
Hamilton HM 11, Bermuda

October 24, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Max A. Webb

RE: Nordic American Tankers Limited (the "Company")

Ladies and Gentleman:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

NORDIC AMERICAN TANKERS LTD.

By:	/s/ Turid Sørensen
Name: Turid Sørensen
Title: Chief Financial Officer